united states
Securities and Exchange Commission

Washington, DC 20549

Schedule TO/A

Tender Offer Statement
Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 1)

Guided Therapeutics, Inc.
(Name of Subject Company (Issuer))
Guided Therapeutics, Inc.
(Name of Filing Person (Issuer))
Common Stock Warrants
(Title of Class of Securities)
N/A
(CUSIP Number of Class of Securities)
Mark L. Faupel President and Chief Executive Officer Guided Therapeutics, Inc. 5835 Peachtree Corners East, Suite D Norcross, Georgia 30092 (770) 242-8723
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)
Copy to:
John E. Zamer, Esq. and Heith D. Rodman, Esq. Jones Day 1420 Peachtree Street, N.E. Suite 800 Atlanta, Georgia 30309-3053 (404) 521-3939

Calculation of Filing Fee
Transaction Valuation (1)	Amount of Filing Fee (2)
$21,292,002	$2,440*

__________

*	Previously paid on May 30, 2012.
(1)	Calculated solely for purposes of determining the filing fee and based upon the average of the high and low sales prices of the Registrant’s common stock ($0.75 per share), as reported on the OTCQB quotation system, on May 24, 2012 and assuming that warrants to purchase 28,389,336 shares of common stock will be exchanged pursuant to this offer.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and equals $114.60 for each $1,000,000 of the value of the transaction.
☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$2,440
Form or Registration No.:	Schedule TO-I (File No. 005-51261)
Filing Party:	Guided Therapeutics, Inc.
Date Filed:	May 30, 2012
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rules provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

explanatory note

This Amendment No. 1 amends the Tender Offer Statement on Schedule TO filed by Guided Therapeutics, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission on May 30, 2012 (the “Tender Offer Statement”), regarding the Company’s offer (the “Offer”) to all of the holders of outstanding warrants exercisable to purchase up to an aggregate of 28,389,336 shares of the Company’s common stock, par value $0.001 per share (“Common Stock”), at an exercise price of $0.65 per share, with exercise periods ending either July 26, 2012 or March 1, 2013 (collectively, the “Original Warrants”), to voluntarily exchange any or all of the Original Warrants for a combination of three types of New Warrants, for a limited period of time, upon the terms and subject to the conditions described in the Offer to Exchange and the related Election to Participate attached to the Tender Offer Statement as Exhibits 99(a)(1) and 99(a)(3), respectively.

This Amendment No. 1 is being filed for the sole purpose of reflecting the extension of the term of the Offer, such that the Offer will now expire at 5:00 p.m. (Eastern) on Thursday, July 5, 2012, unless extended, notice of which is being provided to all holders of Original Warrants pursuant to a Supplemental Letter to Holders of Original Warrants. The purpose of this extension is to allow holders of Original Warrants additional time to tender their warrants for exchange.

As of June 27, 2012, holders of Original Warrants exercisable to purchase approximately 10,305,040 shares of the Company’s common stock had tendered such warrants for exchange.

All information in the Offer to Exchange that was previously filed with the Tender Offer Statement is hereby expressly incorporated by reference in this Amendment No. 1 in response to all items required in the Tender Offer Statement, except that such information is hereby amended and restated to the extent specifically provided for herein. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Offer to Exchange.

Item 1 through 9 and 11

Items 1 through 9 and 11 of the Tender Offer Statement are hereby amended and supplemented to include the following information:

On June 28, 2012, the Company sent to all holders of Original Warrants a Supplemental Letter to Holders of Original Warrants announcing that the Offer will now expire at 5:00 p.m. (Eastern) on Thursday, July 5, 2012, unless extended.

Item 12. Exhibits

Exhibit No.	Description
99(a)(1)*	Offer to Exchange
99(a)(2)*	Letter to Holders of Original Warrants
99(a)(3)*	Election to Participate
99(a)(4)*	Notice of Withdrawal
99(a)(5)*	Form of New Warrant Exchangeable for Original Warrants
99(a)(6)*	Press Release of Guided Therapeutics, Inc. dated May 30, 2012
99(a)(7)	Supplemental Letter to Holders of Original Warrants
99(a)(8)	Press Release of Guided Therapeutics, Inc. dated June 28, 2012

__________

*	Previously filed.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Guided Therapeutics, Inc.

By: /s/ Mark L. Faupel

Name: Mark L. Faupel, Ph.D.

Title: President & CEO

June 28, 2012